Xcinex, Inc. (the "Company") a Maryland Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Xcinex, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 9th, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	148,952	96,375
Related Party Loan Receivable	147,965	51,486
Total Current Assets	296,918	147,861
Non-current Assets		
Intangible Assets: Software Development Costs	289,799	169,799
Intangible Assets: Patents, net of Accumulated Amortization	128,113	138,787
Total Non-Current Assets	417,912	308,586
TOTAL ASSETS	714,829	456,447
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,877	698
Convertible Notes	108,000	108,000
Deferred Revenue	14,923	-
Accrued Interest	41,071	-
Total Current Liabilities	166,871	108,698
Long-term Liabilities		
Accrued Interest	-	29,646
Total Long-Term Liabilities	-	29,646
TOTAL LIABILITIES	166,871	138,344
EQUITY		
Additional Paid in Capital - Common	898,020	898,020
Additional Paid in Capital - Preferred	990,366	459,839
Additional Paid in Capital - Stock Options	418,689	259,876
Common Stock	2,220	2,220
Preferred Stock - Series A - Par Value	347	161
Accumulated Deficit	(1,761,684)	(1,302,013)
Total Equity	547,958	318,103
TOTAL LIABILITIES AND EQUITY	714,829	456,447

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue		
Cost of Sales		
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	33,391	5,561
General and Administrative	138,237	81,356
R&D	121,295	135,104
Equity Based Compensation	158,813	48,813
Depreciation	-	-
Amortization	10,674	10,593
Total Operating Expenses	462,410	281,427
Operating Income	(462,410)	(281,427)
Interest Expense	11,425	(11,010)
Interest Income	8,685	2,550
Net Income	(459,670)	(289,886)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(459,670)	(289,886)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	10,674	10,593
Accounts Payable	2,179	(2,287)
Accrued Interest	11,425	10,712
Stock Compensation	158,813	48,813
Deferred Revenue	14,923	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	198,014	67,831
Net Cash provided by Operating Activities	(261,656)	(222,055)
INVESTING ACTIVITIES		
Patents		(21,134)
Software Development	(120,000)	(50,000)
Loans to Officers	(96,479)	(51,486)
Net Cash provided by Investing Activities	(216,479)	(122,619)
FINANCING ACTIVITIES		
Payments on Notes		(19,200)
Additional Paid in Capital	530,527	384,865
Common Stock Issuances	-	240
Preferred Stock Issuances	186	135
Net Cash provided by Financing Activities	530,713	366,040
Cash at the beginning of period	96,375	75,010
Net Cash increase (decrease) for period	52,577	21,366
Cash at end of period	148,952	96,375

Statement of Changes in Shareholder Equity

	Common Stock (CS) PV, $0.0001	Additional Paid In Capital (CS)	Preferred Stock (PS) PV, $0.0001	Additional Paid In Capital (PS)	Additional Paid In Cap - Stock Options)	Retained Earnings	Total Shareholders Equity
Balance at January 1, 2019	**1,980**	**898,020**	**27**	**74,973**	**211,063**	**(1,012,126)**	**173,936**
Issued Series A Preferred Stock			135	384,865			385,000
Stock Incentives					48,813		48,813
Net Income						(289,887)	(289,887)
Issued Additional Common Stock	240						240
Balance at December 31, 2019	**2,220**	**898,020**	**162**	**459,838**	**259,876**	**(1,302,013)**	**318,102**
Balance at January 1, 2020	**2,220**	**898,020**	**162**	**459,838**	**259,876**	**(1,302,013)**	**318,102**
Issued Series A Preferred Stock			186	530,527			530,713
Stock Incentives					158,813		158,813
Net Income						(459,670)	(459,670)
Issued Additional Common Stock	-						-
Balance at December 31, 2020	**2,220**	**898,020**	**347**	**990,365**	**418,689**	**(1,761,684)**	**547,958**

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Xcinex, Inc ("the Company") was formed in Maryland on August 29th 2012. The company plans to earn revenue via an app that is a new age streaming media player that provides access to premium ticketed entertainment.

The company will conduct a crowdfunding campaign under regulation CF in the first and second quarters of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Software Development Costs

The company capitalizes costs associated with app development subsequent to the establishment of technological feasibility. The company will recover the costs through a method to be determined.

Intangible Assets: Patents

The company owns the rights to US and Canadian patents surrounding its core app. Costs necessary to acquire the patents are capitalized and recovered over 13 – 17 years.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a.   the customer simultaneously receives and consumes the benefits as the entity performs;
b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company has obtained several pre orders for its core technology via a crowdsourcing campaign. These orders are undelivered as of December 31st, 2020. Deferred revenue from customer deposits of $15K has been recognized accordingly.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The company has issued options to its founders and service providers for services performed that vest over various periods. Equity compensation expense for the years ended 2019 and 2020 were $49K and $159K respectively. A summary of the inputs used to determine the expense via the Black Scholes Model is below.

Key Inputs of Fair Value Determination of Equity Based Compensation

Input	Weighted Average Value	Fair Value Hierarchy
Fair Value of Underlying Stock	$0.25	Tier 3
Exercise Price	$0.25	Actual
Years to Maturity	5	Actual
Risk Free Rate	0.390%	Tier 1
Annualized Volatility	50%	Tier 3

	As of 12/31/2020
Options Issued	5,800,000
Vested	3,806,250
Remaining to Vest	1,993,750

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of 2020, the company loaned its CEO $148K at 7% per annum. The amounts are to be repaid at the discretion of management.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 8%. The amounts are to be repaid at maturity in 2021. The notes are convertible into shares of the company's common stock at a 20% discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	108,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 - EQUITY

The company has authorized 50,000,000 of common shares with a par value of $0.0001 per share and 26,000,000 of preferred shares with a par value of $0.0001. 22,200,000 shares of common stock and 3,467,550 shares of preferred stock were issued and outstanding as of 2020.

Shares of common stock are voting and carry the same customary rights and privileges and are entitled to dividends at the discretion of the board of directors.

Shares of preferred stock are voting and carry the same customary rights and privileges of preferred shares for receiving priority return on capital and are entitled to dividends at the discretion of the board of directors at a rate of $0.004296 per share.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 9th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.